Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS 2013 RESULTS

Toronto, ON – March 6, 2014… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months and year ended December 31, 2013. All amounts in this release are in U.S. dollars unless otherwise stated.

2013 Highlights

•	Completed a takeover of Rockgate Capital Corp. (“Rockgate”) by acquiring 89.7% of the outstanding shares of Rockgate by December 31, 2013 and the remaining 10.3% on January 17, 2014. The takeover added approximately $15.3 million in cash and investments, and bolstered the Company’s African portfolio of assets by adding Rockgate’s Falea project, located in Mali, and 100% interests in other properties located in Mali and Niger.

•	Completed 54,840 metres of diamond drilling, and performed geophysical surveying and linecutting on 18 properties in the Athabasca Basin.

•	Reported several high grade intersections at the Phoenix deposit on the Wheeler River property including WR-525 which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Mineralization was also intersected over a strike length of 330 metres at the recently discovered 489 Zone.

•	Granted Strateco Resources Inc. (“Strateco”) the option to earn up to a 60% interest in Denison’s Jasper Lake property in the eastern Athabasca Basin of Saskatchewan.

•	Recorded an impairment loss of $47.1 million against the Company’s Mutanga project located in Zambia and the Company’s Riou Lake project located in Canada.

•	Closed a CAD$15.0 million ($14.4 million) private placement of common shares issued on a “flow-through” basis, which will fund its Canadian exploration programs through to the end of 2014.

•	Completed the acquisition of (“Fission Arrangement”) Fission Energy Corp. (“Fission”) which included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint arrangements in Namibia. Denison completed a mineral resource estimate for the J Zone deposit at the Waterbury Lake project in accordance with the requirements of National Instrument 43-101 (“NI 43-101”). The J Zone mineral resource, on a 100% basis, is estimated to be 291,000 tonnes grading 2.00% U3O8 containing 12,810,000 pounds of U3O8. All of the mineral resource is classified as indicated and reported above a cutoff grade of 0.1% U3O8.

•	Closed its plan of arrangement (“JNR Arrangement”) with JNR Resources Inc. (“JNR”) which increased Denison’s partial interests in five exploration properties to 100%, and added seven exploration properties to Denison’s property portfolio in Saskatchewan.

Financial Results

The Company recorded a net loss from continuing operations of $30,459,000 ($0.06 per share) and $83,835,000 ($0.19 per share) for the three months and year ended December 31, 2013 compared with a net loss of $4,605,000 ($0.01 per share) and $25,471,000 ($0.07 per share) for the three months and year ended December 31, 2012.

The net loss from continuing operations, for the year ended December 31, 2013, includes a non-cash impairment charge of $47,099,000 to reduce the carrying value of the Company’s mineral properties, primarily the Company’s Mutanga project in Zambia, to the estimated recoverable amount. The net loss for 2013 also includes a one-time non-cash deferred tax expense of $18,410,000 as a result of the substantive enactment of changes to the Crown Mineral Royalty Regulations in Saskatchewan.

For the year ended December 31, 2012, the Company also recorded a net loss from discontinued operations of $92,493,000 ($0.24 per share). The results of the discontinued operations for 2012 included a charge of $97,944,000 related to an impairment of the U.S. Mining Division. The impairment was recorded as a result of the transaction with Energy Fuels Inc., which closed on June 29, 2012.

(in thousands, except per share amounts)	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012
Results of Operations:
Total revenues	$2,413	$2,596	$10,407	$11,127
Net income (loss) from continuing operations	(30,459)	(4,605)	(83,835)	(25,471)
Net income (loss) from discontinued operations	—	155	—	(92,493)
Basic and diluted earnings (loss) per share from continuing operations	(0.06)	(0.01)	(0.19)	(0.07)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	(0.24)

(in thousands)			As at December 31, 2013	As at December 31, 2012
Financial Position:
Cash and cash equivalents			$21,786	$38,188
Short-term investments			10,040	—
Long-term investments			5,901	2,843

Cash, equivalents and investments			37,727	41,031
Working capital			29,391	35,298
Property, plant and equipment			281,010	247,888
Total assets			330,969	300,356
Total long-term liabilities			$41,283	$28,630

Revenue

Revenue from the environmental services division (“DES”) for the three months and year ended December 31, 2013 was $2,013,000 and $8,763,000 compared to $2,211,000 and $9,456,000 in the same periods in 2012. Revenue decreased in 2013 due to the expiry of the care and maintenance agreement for the Faro mine complex in March 2012.

Revenue from the management contract with Uranium Participation Corporation (“UPC”) for the three months and year ended December 31, 2013 was $400,000 and $1,644,000 compared to $385,000 and $1,671,000 in the same periods in 2012.

Operating Expenses

In Canada, commissioning of the McClean Lake mill began in the second quarter of 2013 to prepare for processing of Cigar Lake ore. The Cigar Lake joint venture (“CLJV”) continues to pay nearly all of the expenses under the terms of the toll milling agreement. Denison’s share of operating costs for the three months and year ended December 31, 2013 totaled $209,000 and $958,000 compared to $1,194,000 and $3,359,000 for the three months and year ended December 31, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program.

In Mali, the Company incurred operating expenses of $431,000, during the fourth quarter of 2013, towards completion of engineering studies, metallurgical test work and to maintain field operations on the recently acquired Falea uranium, silver and copper project.

Operating expenses also include costs relating to DES amounting to $1,921,000 and $8,077,000 for the three months and year ended December 31, 2013 compared to $2,165,000 and $9,243,000 for the same periods in 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development on 63 projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. While the Company has material interests in various international projects, its primary focus remains in the Eastern Athabasca Basin in northern Saskatchewan, Canada (43 projects covering 584,000 hectares). Exploration expenditures for the three months ended and year ended December 31, 2013 were $1,621,000 and $13,682,000 compared to $1,823,000 and $12,508,000 for the three months and year ended December 31, 2012. The increase in expenditures for the year ended December 31, 2013 is primarily due to increased spending in Canada partially offset by reduced spending in Zambia and Mongolia.

Canada

In the Athabasca Basin region, Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 41 other exploration projects including the Company’s 60% owned Wheeler River project. For the three months and year ended December 31, 2013, Denison’s share of exploration spending on its Canadian properties totaled $1,245,000 and $12,019,000. A total of 54,840 metres of diamond drilling was completed on 14 properties in 2013. By comparison, Canadian exploration spending totaled $701,000 and $5,725,000 for the three months and year ended December 31, 2012.

At Wheeler River, a total of 25,650 metres was drilled in 50 holes. Drilling highlights from the Wheeler programs are summarized and discussed below:

Wheeler River 2013 Drilling Highlights

Hole-ID	Area	From (m)	To (m)	Length (m)	U3O8 (%)
WR-496	Phoenix Zone A	407.5	415.5	8.0	20.0
WR-498	Phoenix Zone A	404.1	412.6	8.5	10.9
WR-499	Phoenix Zone A	405.5	413.5	8.0	7.3
WR-501	Phoenix Zone A	406.0	409.0	3.0	13.5 eU3O8[1]
and	Phoenix Zone A	411.0	412.0	1.0	3.0 eU3O8[1]
and	Phoenix Zone A	424.0	429.0	5.0	0.5
WR-523	Phoenix Zone A	405.2	406.2	1.0	0.1 eU3O8[1]
and	Phoenix Zone A	412.0	415.0	3.0	0.1
WR-525	Phoenix Zone A	400.5	412.5	12.0	43.8
WR-527	Phoenix Zone A	403.5	405.2	1.7	16.4 eU3O8[1]
WR-528	Phoenix Zone A	403.7	406.8	3.1	13.0 eU3O8[1]
WR-533	Phoenix Zone A	405.0	411.0	6.0	1.8
WR-534	Phoenix Zone A	406.5	412.0	5.5	6.8
WR-535	Phoenix Zone A	400.0	408.5	8.5	7.8
and	Phoenix Zone A	413.0	415.0	2.0	0.6
WR-489	489 Zone	387.3	392.8	5.5	0.1
WR-511A	489 Zone	375.5	377.0	1.5	0.5 eU3O8[1]
and	489 Zone	378.3	379.3	1.0	0.2 eU3O8[1]
and	489 Zone	387.8	388.9	1.1	0.2 eU3O8[1]
WR-518	489 Zone	411.0	414.0	3.0	0.4

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

During the winter drill program, a total of 14,580 metres of exploration and infill drilling was completed in 27 holes. Sixteen of the drill holes were completed on five different exploration target areas (489 Zone, K Zone, Phoenix North, 232 area and the REa area). The highlight of the winter program was the discovery of new unconformity related uranium mineralization at the 489 Zone. Located approximately 2.1 kilometres northeast of the Phoenix deposits, the 489 Zone straddles the sub-Athabasca unconformity at a vertical depth of 380 metres below surface. On the other four exploration target areas, encouraging geochemistry and alteration was observed at Phoenix North, and the K Zone. No significant mineralization, alteration or geochemistry was observed at the 232 and REa areas.

During the summer drill program, eight drill holes were completed at Phoenix Zone A to evaluate the potential for extensions of higher grade mineralization beyond the limits of the higher grade domain established for the December 2012 mineral resource estimate. Five of these drill holes encountered high grade mineralization, with drill hole WR-525 being particularly significant. The results suggest that further efforts to extend high grade mineralization are warranted. Also during the summer, ten drill holes were completed on wide spaced (300 metre) fences at the 489 Zone. Drill hole WR-518 returned significant mineralization, and extended the strike length of known mineralization at the 489 Zone to 330 metres.

For the remainder of the Athabasca property portfolio, a total of 29,190 metres of drilling and various geophysical surveys were carried during 2013 on 17 projects, including the ARC operated programs at McClean Lake and Wolly, as well as Denison operated programs at Moore Lake and Waterbury Lake.

In the third quarter of 2013, Denison filed a technical report for the mineral resource estimate for the newly acquired J Zone deposit at the 60% owned Waterbury Lake project, in accordance with the requirements of NI 43-101. The report estimates, on a 100% basis, indicated resources of 291,000 tonnes grading 2.00% U3O8, containing 12,810,000 pounds of U3O8 above a cutoff grade of 0.1% U3O8.

In December 2013, the Company signed an option agreement with Strateco whereby Denison granted Strateco the option to earn up to a 60% interest in Denison’s Jasper Lake property in the eastern Athabasca Basin. Jasper Lake consists of 18 mineral claims totalling 45,271 hectares along the eastern margin of the Athabasca Basin and is an amalgamation of four Denison properties formerly known as Jasper Lake, Minor Bay, Ahenakew Lake and North Wedge.

International

In Zambia, exploration expenditures of $270,000 and $1,066,000 for the three months and year ended December 31, 2012 were incurred on the Company’s Mutanga project compared to $1,097,000 and $3,627,000 for the three months and year ended December 31, 2012. Soil geochemical surveying, radon sampling programs, and a 1,900 line-kilometre helicopter-borne electromagnetic geophysical survey were successfully completed during 2013 and have identified several anomalies that are worthy of follow-up programs. As a result of a review by the Ontario Securities Commission, a restated technical report for mineral resource estimates for the Mutanga project was completed in the third quarter of 2013, combining the Mutanga, Dibwe, and Dibwe East deposits into a single resource estimate in accordance with NI 43-101 and thereby replacing the Company’s two previously filed technical reports for the Mutanga project. The combined resource estimate includes measured and indicated resources of 10,280,000 tonnes grading 0.034% U3O8 containing 7,800,000 pounds of U3O8 and inferred resources of 65,200,000 tonnes grading 0.029% U3O8 containing 41,400,000 pounds of U3O8.

In Mali, minimal exploration expenditures of $39,000 were incurred on the Falea project during the three months and year ended December 31, 2013. The Company recently carried out a detailed review of the project and is planning a 2014 program consisting of soil geochemical surveying, radon sampling programs and airborne geophysical surveys.

In Namibia, a program of diamond drilling was completed by Rio Tinto Mining and Exploration Limited (“Rio”) on the Dome property in October and November, 2013. The program consisted of 2,330 metres in seven drill holes at two areas targeting leucogranite (alaskite) hosted uranium mineralization. Two of the drill holes encountered substantial thicknesses of leucogranite with local weak uranium mineralization.

In Mongolia, exploration expenditures on the Company’s Gurvan Saihan Joint Venture (“GSJV”) properties totaled $59,000 and $550,000 for the three months and year ended December 31, 2013, compared to $25,000 and $3,156,000 for the three months and year ended December 31, 2012. Exploration activities were reduced in 2013, as the Company focused on completing the field programs and studies necessary to convert the Company’s exploration licences to mining licences. In addition, the Company has started exploring strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

Impairment – Mineral Properties

In light of the implied valuations associated with recent market transactions involving companies with uranium projects in Africa, and in conjunction with regular reviews of exploration and development plans for its projects, the Company completed an impairment test on its Mutanga project in Zambia. Since the Mutanga project’s recoverable amount was determined to be lower than its carrying amount, the Company has recognized an impairment loss of $46,165,000 in the year ended December 31, 2013.

In February 2014, the Company released its land holdings related to the Riou Lake property in Saskatchewan which was acquired as part of the Fission Arrangement. The Company has recognized impairment charges of $934,000 as a result of the abandonment of this property.

Deferred Tax Expense

During the three months ended December 31, 2013, the Company recorded a one-time non-cash deferred income tax expense of $18,410,000 as a result of the substantive enactment of changes to the Crown Mineral Royalty Regulations (“Regulations”) in Saskatchewan. The changes in the Regulations give effect to a new uranium mining royalty system. A component of the new royalty system constitutes an income-based tax and is within the scope of IAS 12. The tax basis available to the Company under the new system is significantly less than the carrying value associated with the assets that will be subject to the royalty in future years. As a result, the new royalty system gave rise to a significant deferred tax liability and deferred tax expense. The previous royalty system was not accounted for as an income-based tax.

Liquidity & Capital Resources

Cash and cash equivalents were $21,786,000 at December 31, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $16,402,000 was due primarily to cash used in operations of $21,143,000, cash used in investing activities of $7,878,000, and an unfavourable foreign exchange impact of $1,328,000, offset by cash provided by financing activities of $13,947,000.

Net cash used in operating activities was $21,143,000 during the year ended December 31, 2013, primarily driven by exploration expenditures, operating expenses and general and administrative expenses, offset by changes in working capital items.

Net cash used in investing activities during the year was $7,878,000, consisting primarily of $5,762,000 spent in connection with the JNR, Fission and Rockgate transactions and $2,262,000 spent on property, plant and equipment expenditures.

Net cash from financing activities totaled $13,947,000, primarily due to the private placement of common shares on a “flow-through” basis, net of issue costs, in May 2013.

Subsequent Events

On January 17, 2014, pursuant to a plan of arrangement, Denison completed the acquisition of Rockgate by issuing an additional 2,312,622 common shares as consideration for the 10.38% non-controlling interest it had not previously acquired under its takeover bid. The share consideration, plus some nominal plan of arrangement transaction costs, valued the non-controlling interest at $3,091,000. Denison now owns 100% of Rockgate and its subsidiaries.

On January 31, 2014, the Company entered into a new revolving term credit facility with the Bank of Nova Scotia (the “Credit Facility”) for CAD$15,000,000. The use of the Credit Facility is restricted to the issuance of non-financial letters of credit and contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $150,000,000. The Credit Facility matures on January 31, 2015.

On March 4, 2014, Rio issued notice to the Company that it intends to terminate its option to earn an interest in the Dome project in Namibia. Rio discontinued activities at the site at the end of February 2014. Given Rio’s decision, the Company is evaluating potential work plans.

Outlook for 2014

In 2014, the Company is planning an expanded exploration program in the Athabasca Basin, continued work on its African portfolio and the first receipt of toll milling revenue from the processing of Cigar Lake ore at its 22.5% owned McClean Lake mill facility. The 2014 budget has been revised to reflect a drop in revenue due to the reduction in the guidance for Cigar Lake production and an associated lower uranium sales volume generated from McClean Lake ores milled in 2014.

(in thousands)	Revised Budget (1)
Canada (2)
Mineral sales	$1,155
Toll milling fees	850
Exploration	(14,276)
Development/operations	(1,564)

(13,835)
Africa
Mali	(2,000)
Zambia	(1,830)

(3,830)
Asia
Mongolia	(962)
Services and Other (2)
Management fees and commissions	1,996
Environmental services	604
Corporate general and administration	(4,433)

(1,833)

Total	$(20,460)

(1)	Only Denison’s material operations are shown in the above table
(2)	Budget figures have been converted using a US$ to CAD$ exchange rate of 0.95.

Canada

Exploration

Denison will manage or participate in a total of 19 exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$21.2 million of which Denison’s share is CAD$15.0 million. At Denison’s 60% owned Wheeler River project, a 27,600 metre winter and summer drill program is planned along with geophysical surveys at a total cost of CAD$8.0 million (Denison’s share, CAD$4.8 million). Drill targets at Wheeler River include extensions of high grade mineralization at the Phoenix deposit and follow up drilling on the 489 Zone, Phoenix North and on the K Zone. The K Zone is a 12 kilometre long corridor of faulted metasediments with highly elevated trace element geochemistry and substantial hydrothermal alteration along the western side of the property.

Approximately half of the planned drill holes have been completed for the Wheeler River winter exploration drilling program. Four of eight drill holes completed at Phoenix Zone A (WR-539, WR-545, WR-548 and WR-550) have successfully intersected high grade mineralization, expanding the higher grade mineralization shell. The other four holes intersected lower grade uranium mineralization.

In addition to the Wheeler River project, other significant winter drill programs are also planned or underway for Bell Lake (5,000 metres), Crawford Lake (3,550 metres), Bachman Lake (3,050 metres), Waterbury Lake (2,700 metres), Wolly (4,000 metres) and McClean Lake (2,700 metres). The winter drill programs for Moore Lake (4,100 metres), Hatchet Lake (2,030 metres) and Park Creek (1,910 metres) have already been completed and no significant mineralization was intersected. Wolly and McClean Lake are operated by AREVA and Denison’s interest is 22.5% in each of those projects. Exploration work including drilling or geophysical programs will also be carried out on the Johnston Lake, Candle, Murphy Lake, Packrat, Black Bear, Marten, Lynx Lake and Wolverine properties.

Development/Operations

At McClean Lake, the expansion of the mill from 13 to 24 million pounds annual U3O8 capacity is being fully funded by the Cigar Lake joint venture and is well underway. First ore from the Cigar Lake mine is anticipated to be delivered to the mill in the first quarter and processing of ores from the McClean Lake SABRE program and from Sue B, blended with Cigar Lake ore, is scheduled to begin mid-2014. Denison’s share of operating and capital expenditures at the mill in 2014 is estimated at CAD$1.1 million. Denison’s expenditures are expected to be offset by revenue from the sale of approximately 30,000 pounds U3O8, recovered from McClean Lake ores processed at the mill, and toll milling fees. Total revenue from operations is projected at CAD$1.9 to 2.4 million.

Due to low uranium prices, the Midwest and McClean underground projects will continue to remain on stand-by in 2014. Total expenditures on these projects is budgeted at CAD$0.9 million (Denison’s share, CAD$212,000). While significant milestones were achieved by the McClean joint venture in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the joint venture to put this program on stand-by. As a result, SABRE expenditures are expected to be reduced in 2014 to CAD$650,000 (Denison’s share, CAD$146,000).

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out further geological mapping, geochemical and trenching programs to follow up on the results of the work completed in 2013 The Zambian program is estimated to total $1.8 million.

On its wholly owned Falea project in Mali, the Company is planning to carry out geological field programs and metallurgical test work. The Mali program is estimated to total $2.0 million.

In Mongolia, the 2014 expenditures are estimated to total $1.0 million.

Other Activities

Revenue from operations at DES is budgeted at CAD$7.0 million and operating expenses are forecast to be CAD$6.3 million for 2014. Capital expenditures and reclamation funding are projected to be CAD$0.7 million.

Management fees from Denison’s contract with UPC are budgeted at CAD$2.1 million in 2014.

Corporate administration expenses are forecast to be CAD$4.6 million in 2014 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.

Additional Information

Denison’s consolidated financial statements for the year ended December 31, 2013 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, Niger and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 –1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section in Denison’s Management Discussion and Analysis, for the year ended December 31, 2013, or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.